UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 11, 2025

Landa App 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

105 W. 125th Street

New York, NY 10027

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

(a) Management Services Agreement

Each Series have entered into a Management Agreement (the “Agreement”) with Landa Holdings, Inc. (the “Manager”). Pursuant to the Management Agreement, the Manager is responsible for the oversight and maintenance of the properties owned by each Series. Under this Agreement Manager's duties include providing routine maintenance and repairs, such as electrical work, plumbing, carpentry, masonry, and other necessary or appropriate repairs to ensure the upkeep of the properties (the “Services”). Additionally, the Manager is responsible for handling legal processes related to tenant eviction, rent collection in arrears, and other ancillary property management activities.

Under the terms of the Agreement, the Manager shall charge the Series a fee at market rate.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Form of Management Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA APP 3 LLC

By:	Landa Holdings, Inc
Its:	Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	CEO

Date: June 16, 2025